

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 11, 2010

Mr. Paul Ashton
Chief Executive Officer
pSivida Corp.
400 Pleasant Street
Watertown, MA 02472

> **Re:** **pSivida Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **File No. 000-51122**

Dear Mr. Ashton:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief